tastytrade, Inc.
Statement of Financial Condition
May 31, 2025

Filed public information pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __06/01/24__ AND ENDING __05/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __tastytrade, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1330 W Fulton Street, Suite 600__
(No. and Street)

__Chicago__	__IL__	__60607__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Scott Sheridan__	__(312) 724-7075__	__scott@tastytrade.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
(Name – if individual, state last, first, and middle name)

__45 South Seventh Street, Suite 3400__	__Minneapolis__	__MN__	__55402__
(Address)	(City)	(State)	(Zip Code)
__10/20/2003__		__238__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Sheridan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of tastytrade, Inc. _____, as of 5/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LINDSAY GRATA
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 18, 2026

Signature: _____

Title:
Chief Executive Officer

Lindsay Grata
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

tastytrade, Inc.
Statement of Financial Condition
As of May 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of tastytrade, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of tastytrade, Inc. (the "Company") as of May 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

July 30, 2025

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP
45 South Seventh Street, Suite 3400, Minneapolis, MN
(612) 596 6000

tastytrade, Inc.
Statement of Financial Condition
As of May 31, 2025

Assets		2025
Cash	$	15,113,079
Receivable from broker dealers, net of allowance of $6,325,004		30,333,726
Deferred tax assets, net		5,615,240
Fixed assets, less accumulated depreciation of $2,651,079		2,992,162
Internally developed technology, less accumulated amortization of $2,737,716		848,676
Tradenames, net of accumulated amortization of $504,632		695,368
Right-of-use lease assets		5,477,038
Other assets		8,501,675
Total assets	$	**69,576,964**

Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued liabilities		13,797,466
Payable to parent		6,232,239
Payable to affiliates		1,416,696
Accrued payroll and related liabilities		4,749,580
Lease liabilities		6,439,587
Total liabilities		**32,635,568**

Shareholder's equity		
Additional paid in capital		31,679,567
Retained earnings		5,261,829
Total shareholder's equity		**36,941,396**

Total liabilities and shareholder's equity	$	**69,576,964**

See Notes to Financial Statements

tastytrade, Inc.
Notes to the Financial Statement
Year ended May 31, 2025

1. **Organization and Nature of Business**

   tastytrade, Inc. ("tastytrade" or "the Company") is a wholly-owned subsidiary of tastylive, Inc. ("tastylive" or "the Parent"). On January 20, 2021, the Parent entered into a merger agreement with IG Group Holdings plc ("IG"). The merger closed on June 27, 2021, representing a change in control at the Parent. The company has not elected pushdown accounting, and therefore has not reflected the merger in these financial statements.

   The Company introduces customers to the financial markets by facilitating trades through an online platform. Commissions and payment for order flow are earned from customers and execution partners, respectively, on a per trade basis. The Company also earns credit and debit interest income based on customer balances and activity. The Company has a licensing and cooperation agreement with Zero Hash LLC and Zero Hash Liquidity Services LLC (collectively "Zero Hash") for the purpose of enabling Zero Hash to Effect Transactions in crypto assets for customers referred by tastytrade.

   tastytrade is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), effective March 10, 2016. The Company also became a member of the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC") effective August 26, 2016. The Company launched operations on January 3, 2017, and conducts business on a fully disclosed basis with Apex Clearing Corporation ("Apex"), pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073. The Company files an Exemption Report as described in SEA Rule 17a-5.

2. **Summary of Significant Accounting Policies**

   Basis of presentation
   The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

   Use of estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Fixed assets
   Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life.

   Internally developed technology
   During the application development stage related to new functionality, management capitalizes, as long-lived assets, certain costs incurred up until the point at which the software is substantially complete and ready for release. Those costs include the external direct costs of materials consumed and services provided by third party vendors during the development process. All payroll and payroll-related costs, including travel incurred by the developers is also capitalized during this phase. In 2021, the Company began developing an iPad application with the assistance of an external party. The costs associated with this application development are also included in the capitalized total of internally developed software.

   On October 29, 2021, the Company signed an agreement with tastylive and Dough LLC ("Dough"), a separate wholly-owned subsidiary of the Parent, to transfer the internally developed technology asset from Dough to the Company as a capital contribution from the Parent. The Company uses between a 3 and 5 year useful life for purposes of amortizing internally developed technology and tested for impairment when impairment indicators are present in accordance with ASC 360.

Intangible assets

Intangible assets with finite useful lives are amortized over their respective useful lives on a straight-line basis and tested for impairment when impairment indicators are present in accordance with ASC 360—*Property, Plant, and Equipment*.

As part of the agreement the Company signed with tastylive and Dough, the Company also acquired an additional tradename asset with an estimated useful life of 14 years. This tradename was owned by tastylive prior to being transferred to the Company as of October 29, 2021.

Income taxes

The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by IG US Holdings, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company files state income tax returns on both a unitary/combined basis with affiliates and a separate entity basis as required by state law filing requirements. For unitary/combined state jurisdictions, the Company determines income tax balances using an applicable tax rate that reflects the impact of the unitary/combined filing position. For separate entity basis filings, the applicable tax rate reflects the state's enacted tax rate. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements and reflects currently enacted tax laws. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has, on a cumulative basis of individually possible outcomes, a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Revenue recognition

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Commissions
Commissions revenues, and related clearing fees, are earned through the facilitation of trades for customers in individual equities, equity options, index products, index options, futures, and options on futures. The Company believes the execution of these trades is the single performance obligation to the customer and therefore transactions are recorded on a trade-date basis. The commissions associated with these trades are collected on a monthly basis.

Payment for order flow
Payment for order flow is generated from execution partners who accept trades from customer securities transactions. The Company believes its performance obligation is met when trade orders are sent to the execution partner and, therefore, revenue is recognized on a trade-date basis.

Receivables from commissions and payment for order flow:

Contract assets	May 31, 2025	May 31, 2024
Commissions receivable	11,626,834	$ 8,194,230
Payment for order flow receivable	5,346,535	5,434,509
Total contract assets	**$ 16,973,369**	**$ 13,628,739**

The total of contract assets receivable is included in the receivables from broker dealers, net line on the Statement of Financial Condition. There are no material contract liabilities.

Interest and dividends

Interest earned is recorded on an accrual basis and dividends are recorded on the ex-dividend date and are excluded from the scope of *ASC 606*. The Company is entitled to an interest payment from Apex on uninvested customer funds held with Apex, which is based, in part, on the current effective federal funds rate. Additionally, the Company receives a payment for a portion of the interest charged to customers for margin lending provided by Apex.

Allowance for doubtful accounts

Customers in a deficit on accounts held at the Company's clearing broker are included as a receivable on the Statement of Financial Condition, as these customers owe the Company for cash borrowed in order to trade on margin. The company reflects expected credit losses for customer receivables based on historical experiences, current conditions, and reasonable and supportable forecasts in accordance with ASU 2016-13.

Current expected credit losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include receivables from broker dealers, net and other assets on the Statement of Financial Condition. Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of May 31, 2025, an allowance of $1,967,738 on customer receivables was included in the other assets line of the Statement of Financial Condition.

Fair value measurement

The Company accounts for its investments in accordance with ASC 820 (Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities owned and traded on a national securities exchange are stated at the last quotations on the day of the valuation.

There can be no assurance that the Company could purchase or sell a security at the price used to calculate the Company's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

The Company uses its proprietary securities to provide for customer reimbursements in the event of error, etc. At the time the security is transferred or sold from a proprietary account, the Company records the related transaction as an expense in the income statement and reduces securities owned at the fair value. There are no material assets or liabilities held at fair value by the Company as of May 31, 2025.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company is engaged in a single line of business as a broker-dealer, offering a variety of financial products to retail trading clients. The company's CODM is its Chief Executive Officer. The Company operates and reports financial information in one operating segment and thus presents a single reportable segment. This is because the CODM utilizes net income and company-wide key performance metrics to allocate resources and determine performance. Net income is also used by the CODM to monitor budgeted versus actual results. The monitoring of budgeted versus actual results is used by the CODM to assess performance of the business and in establishing company-wide's objectives and key results. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make decisions regarding capital allocation. Substantially all of the Company's revenues and assets are attributed to or located in the United States. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Safeguarding assets and liabilities

In January 2025, the staff of the SEC issued SAB 122 which rescinded the SAB 121 requirement for entities that have obligations to safeguard users' crypto assets to recognize both a safeguarding liability and asset on the balance sheet measured at fair value of crypto in custody initially and at each subsequent reporting period. SAB 122 requires the effect of the rescission on a fully retrospective basis in annual periods beginning after December 15, 2024. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements and disclosures for the year ended May 31, 2025, as it does not custody customers' digital assets.

Recently adopted accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in guidance improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for public entities for fiscal years beginning after December 15, 2023. The Company adopted this guidance for the Company's fiscal year ending May 31, 2025. For further information, refer to the Segment Information section in Note 2 - Summary of Significant Accounting Policies.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income taxes (Topic 740): Improvements to Income Taxes Disclosures." This guidance requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold. The guidance is effective for annual public business entities for periods beginning after December 15, 2024. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued Accounting Standards Update 2024-03, "Income Statement-Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)." This guidance requires additional disclosures about certain amounts included in the expense captions presented on the statement of operations as well as disclosures about selling expenses. The guidance is effective for annual reporting periods beginning after December 15, 2026. The guidance can either be applied prospectively or retrospectively. The Company does not

expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

3. Receivables

Receivable from third-party broker dealers at May 31, 2025, consisted of the following:

Deposit at clearing organization	$	6,022,752
Receivable from broker-dealers - commissions		11,626,834
Receivable from broker-dealers - interest		7,178,744
Receivable from broker-dealers - payment for order flow		5,346,535
Receivable from broker-dealers - other receivables, net		158,861
Total receivable from broker-dealers, net	$	**30,333,726**

All fees due to the Company's clearing-broker are netted against the amounts owed to the Company each period. As of May 31, 2025, the total amount due from Apex for commissions, interest, and other receivables, net, was $25,289,442, while the total amount due to Apex for brokerage and clearing fees was $1,215,716. This includes monthly minimum clearing fees of $50,000 charged by the Company's clearing partner.

At the end of each month, all outstanding customer deficit balances at the clearing broker are deducted from the amount owed to the Company and added to the other receivables account. As of May 31, 2025, the other receivables totaled $158,861, which includes $6,483,865 of customer receivables net of an allowance of $6,325,004. This receivable is included in the receivable from broker dealers, net line on the Statement of Financial Condition.

There are instances in which the Company reaches a payment arrangement with a customer to repay all or part of the outstanding debit balance. In these cases, the entire debit balance is written-off from the unsecured reserve at Apex and recorded as a receivable from customers, which is included in the other assets line on the Statement of Financial Condition. The Company records an allowance against the customer's balance owed to the Company. As of May 31, 2025, the receivable totaled a net $0, which includes $1,967,738 of customer receivables net of an allowance of $1,967,738.

4. Fixed assets

Fixed assets consisted of the following:

	Useful Lives	May 31, 2025
Equipment	3 years	3,637,695
Furniture & fixtures	5 years	5,281
Leasehold improvements	Lease Life	1,535,492
Software	3 years	464,773
Total cost:		**5,643,241**
Less: accumulated depreciation		(2,651,079)
Total fixed assets and software, net	$	**2,992,162**

The Company also performed a review of all fixed assets during the year to ensure they were appropriately depreciated and still in use. The company disposed of $4,256,564 of fully depreciated fixed assets during the year ended May 31, 2025.

5. Intangible assets

On October 29, 2021, the Company signed an agreement with tastylive and Dough to transfer two of the intangible assets from Dough to the Company as a capital contribution from the Parent.

As of May 31, 2025, intangible assets at the Company consisted of the following:

	Useful Lives	Book value	Accumulated amortization	Net
Platform technology	3 - 5 years	3,586,392	(2,737,716)	848,676
Tradename	14 years	1,200,000	(504,632)	695,368
Total fair value:		**4,786,392**	**(3,242,348)**	**1,544,044**

The company disposed of $3,492,738 of fully depreciated intangible assets during the year ended May 31, 2025.

6. **Other assets**
The Company had other assets of $8,501,675 as of May 31, 2025 which consists of the following:

	May 31, 2025
Due from Partners	5,314,642
Prepaid Asset	3,187,033
Total Other Asset	**8,501,675**

Amounts Due from Partners relate to reimbursable costs and callable deposits (funds which the Company may draw at any time) under existing co-marketing or volume rebate agreements as well as the Company's licensing and cooperation agreement with Zero Hash respectively. Prepaid assets consists of advertising, computer maintenance, regulatory costs and other expenses paid upfront.

7. **Related parties**
The Company entered into an expense sharing agreement with the Parent, whereby, all payroll and benefit expenses will be paid by the Parent and reimbursed by the Company at cost. At May 31, 2025, $1,782,591 remained due to the Parent for payroll and benefit expenses.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document.
The Company reimburses the Parent for these matching contributions on a monthly basis. At May 31, 2025, $14,424 remained due to the Parent for matching contributions. This is included in the total payroll and benefit expense due to the Parent noted above.

The Company entered into a Master Content and Trading Platform License, and Marketing Services Agreement (the "Agreement") with the Parent, originally effective as of April 2, 2018, and subsequently amended as of January 1, 2022. At May 31, 2025, $1,500,000 remained due to the Parent for the marketing services agreement.

Following the merger with IG, the Parent entered into and expense sharing agreement with IG for the pass-through of various expenses, including marketing, health insurance, and other operating expenses. This expense sharing agreement applies to the Company. The total remaining due to IG as of May 31, 2025, was $1,421,995. This is included in the payable to affiliates line on the Statement of Financial Condition.

The Parent also owns a subsidiary associated with the Company, tastytrade Australia Pty Ltd. ("tastytrade AUS"), that began operations in the second quarter of 2019. The Company has an agreement to pay for certain expenses incurred by tastytrade AUS. There were no material unpaid balances under this agreement as of May 31, 2025.

Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. At May 31, 2025, the Company owed the Parent $2,976,760 federal income tax estimated payments.

There are employees of the Company who received incentive stock options from IG after the merger. This is included in the additional paid-in capital line on the Statement of Financial Condition.

8. **Income taxes**

The Company accounts for income taxes under Accounting Standards Codification Topic 740, "Accounting" for Income Taxes (ASC 740)." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	May 31, 2025
Deferred tax assets:	
Lease Liability	1,562,846
Provision for LTIP	413,860
Accrued Bonus	415,544
Credit Loss Allowance	2,002,719
Dough LLC - Intangible Amortization	554,607
Section 174 Development Costs	1,652,242
Accrual Market Data	447,720
Other	378,372
Deferred tax assets	7,427,910
Less valuation allowance	-
Total deferred tax assets	$ 7,427,910
Deferred tax liabilities:	
Depreciation	(351,022)
Prepaid Insurance	(25,632)
Right-of-Use Assets	(1,322,705)
FBOS deferred	(113,311)
Total deferred tax liabilities	$ (1,812,670)
Total net deferred taxes	$ 5,615,240

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that no valuation allowance is needed. At May 31, 2025, the Company has no available federal and state net operating loss carryforwards.

The Company files U.S. federal and various states as part of a consolidated group and is therefore subject to periodic audits by these tax authorities. The Company is not subject to examination by the Internal Revenue Service and state tax authorities.

The Company did not have any material amounts accrued for interest or penalties at May 31, 2025. Interest or penalties on income taxes, if incurred, are recognized in income tax expense. There were no material uncertain tax positions at May 31, 2025. The Company is generally no longer subject to U.S. Federal, states, and local tax examination by tax authorities for years prior to 2021.

9. **Leases and related agreements**

A lease is a contract, or part of a contract, that conveys the right to control the use of the identified property or equipment for a period of time in exchange for consideration. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of the existing contracts are changed. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company has one lease obligation for office space throughout the year, which is a operating lease with initial noncancelable term in excess of one year. As of May 31, 2025, the Company had one lease obligation for office space, which had 65 months remaining. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts are fixed base rents by year which are paid in equal monthly installments as invoiced by lessor.

The Company recognizes right-of-use ("ROU") lease assets and lease liabilities on the statement of financial condition for all leases with a term greater than 12 months at the commencement date of the lease. The lease liabilities represent the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease assets, which represents the right to use the underlying assets during the lease term, is measured based on the carrying value of the lease liabilities, and is adjusted for other items, such as lease incentives and uneven rent payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment on the commencement date of the lease. The discount rate used for the Company's office space leases is 8.50%.

Amounts reported on the statement of financial condition as of May 31, 2025, were as follows:

Operating lease ROU assets	$ 5,477,038
Operating lease liabilities	(6,439,587)

Other information related to leases as of May 31, 2025, was as follows:

Weighted average remaining lease term:	5.42 years
Weighted average discount rate:	8.50%

Maturities of lease liabilities under noncancelable operating leases as of May 31, 2025, are as follows:

Year	Rent
2026	$ 1,412,167
2027	$ 1,447,586
2028	$ 1,483,686
2029	$ 1,520,754
2030	$ 1,558,884
Subsequent years	$ 658,893
Total remaining payments	**8,081,970**
Less: imputed interest	(1,642,383)
Lease liability	**$ 6,439,587**

10. **Stock-based compensation**
    The ultimate parent company operates a Long-term Incentive plan (LTIP) and a Sustained Performance Plan, both of which are equity-settled. The disclosures below relate to employees employed directly by the Company.

    Long Term Incentive Plan (LTIP)
    The LTIP is made available to senior management who are not invited to participate in the SPP. Awards under the LTIP are nominal cost options, which vest after three years, conditional upon continued employment at the vesting date. There are no other performance targets. For awards granted in August 2024, the remuneration committee

have applied a performance underpin which would take account of the underlying financial and non-financial performance of the participant and/or any relevant group member, over the vesting period.

The maximum number of LTIP awards that can vest under the awards made are:

Award date	Share price at award	Expected vesting date	Shares at the beginning of the year	Shares granted	Shares lapsed	Shares exercised	Dividend	Shares at the end of the year
5-Aug-21	911.5p	5-Aug-24	11,496	-	-	(11,496)	-	-
4-Aug-22	818.0p	4-Aug-25	36,609	-	-	-	-	36,609
3-Aug-23	684.5p	3-Aug-26	51,843	-	-	-	-	51,843
9-Aug-24	916.0p	8-Aug-27	-	27,843	-	-	-	27,843
Total			99,948	27,843	-	(11,496)	-	116,295

The weighted average exercise price of all LTIP awards is 0.005p.

As of May 31, 2025, accumulated equity under this plan totaled $734,807 was recorded in Member's Equity in the Statement of Financial Condition. The Company reverses any share-based compensation expense recognized in previous periods when it becomes probable that those shares will not vest.

Sustained Performance Plan (SPP)
The SPP award was introduced in the year ended May 31, 2014 for the Group's Executive Directors and other selected senior employees. The Remuneration Committee approves any awards made under the plan and is responsible for setting the policy for the operation of the SPP, agreeing performance targets and participation. The legal grant of awards under the SPP occurs post the relevant performance period. At the outset of the financial year the Remuneration Committee approves, and communicates to the participants, performance conditions and a pre-defined maximum monetary award in terms of multiple of salary.

Under the 2013 SPP scheme, the grant of awards, in the form of equity-settled par value options, was based upon three performance conditions: relative total shareholder return (TSR); earnings per share (EPS); and operational non-financial performance (NFP). The last award granted under the 2013 SPP plan was in August 2023, after which this plan expired in accordance with plan rules.

In the September 2023 AGM, shareholders approved the new SPP plan. The SPP plan will expire after 10 years, in September 2033. The structure of the SPP plan consist of two parts: (1) the Annual SPP award; and (2) the Long-term SPP award. Under the Annual SPP award, the grant of awards, in the form of equity-settled par value options, is based upon four performance conditions: relative total shareholder return (TSR), earnings per share (EPS), operational non-financial performance (NFP) and revenue diversification (Revenue). The Long-term SPP award is also in the form of equity-settled par value options, only has one vesting condition: relative TSR.

The numbers of shares that vest based on the awards made are as follows:

Award date	Share price at award	Expected vesting date	At the beginning of the year	Awarded during the year	Lapsed during the year	Dividend equivalent awarded during the year	Exercised during the year	At the end of the year
8-Aug-22	822.0p	1-Aug-25	36,470	-	-	-	(18,235)	18,235
3-Aug-23	684.5p	23-Jul-27	73,070	-	-	481	(25,656)	47,895
28-Sep-23	644.00p	27-Sep-26	16,797	-	-	-	-	16,797
3-Aug-24	7.145p	12-Aug-28	-	-	-	-	-	-
Total			126,337	-	-	481	(43,891)	82,927

11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances, including with the Company's clearing broker,

Apex Clearing Corporation. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of material loss to be remote.

12. **Net capital requirements**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to $250,000, which is the greater of its requirements under Regulation 1.17 under Commodity Exchange Act or Rule 15c3-1. At May 31, 2025, the Company's net capital was $8,579,669 which was $8,329,669 in excess of its minimum requirement of $250,000. All requirements for notification to or approval from the regulatory entities were met during the year ended May 31, 2025.

13. **Off-balance-sheet risk and concentration of credit risk**

Customers' transactions are introduced to and cleared through Apex Clearing Corporation, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company introduces customer accounts to Apex Clearing Corporation on a fully-disclosed basis. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

14. **Contingencies**

The Company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

15. **Subsequent Events**

The Company has evaluated events subsequent to the date the financial statements were issued. There have been no material subsequent events that occurred during such period require disclosure in this report.